HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District

Wenzhou, Zhejiang Province

People’s Republic of China 325025

May 16, 2022

Via Electronic Mail

SiSi Cheng

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

Re:	Huadi International Group Co., Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated April 18, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Huadi International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended 20-F (the “Form 20-F/A”) is being submitted to accompany this letter.

Form 20-F for the Fiscal Year Ended September 30, 2021

Part 1

Item 3.

Key Information Overview, page 1

1)	In an overview under Item 3, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Please also provide a cross-reference to your detailed discussion of risks facing the company as a result of your structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised page 1 in the Form 20-F/A to disclose that we are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries based in China. In addition, we also provide a cross-reference to our detailed discussion of risks facing the company as a result of our structure on page 1.

2)	In an overview under Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised page 2 in the Form 20-F/A thereto and updated our disclosure to reflect the recent development and related risk in pursuant to the HFCAA; we also disclosed that our auditor, TPS Thayer, is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021 under “Item 3- Overview-The Holding Foreign Companies Accountable Act” on page 1 with cross reference to Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 31-32.

3)	We note your disclosures on page ii; however, when you provide disclosures throughout the filing please make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure to clarify which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations throughout the Form 20-F/A. We have refrained from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity, and that our subsidiaries conduct operations in China and that the holding company does not conduct operations. We have also revised to disclose clearly the entity (including the domicile) in which investors own an interest.

4)	In an overview under Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, their source, and their tax consequences. Your disclosures should make it clear if no transfers, dividends, or distributions have been made to date by stating that fact. Also, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: We note the Staff’s comment under Item 3 in the Form 20-F/A, and in response hereto, respectfully advise the Staff that we have clarified and quantified how cash is transferred through our organization and disclosed that we have no plans to distribute earnings or settle amounts owed in the foreseeable future under “Item 3- Overview-Asset Transfers Between Our Company and Our Subsidiaries.” We have disclosed that no transfers, dividends, or distributions have been made to date. We have also disclosed that no transfers, dividends, or distributions have been made to date in the same section and under “Item 8-Financial Information- Dividend Policy” on page 82. Also, we have described restrictions on foreign exchange and our ability to transfer cash between entities, across borders and disclosed any restrictions and limitations on our ability to distribute earnings from the company, including our subsidiaries, to the parent company and U.S. investors under ““Item 3- Overview-Asset Transfers Between Our Company and Our Subsidiaries.”

5)	In an overview under Item 3, please disclose the risks that your corporate structure and being based in or having the majority of operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment under Item 3 in the Form 20-F/A, and in response hereto, respectfully advise the Staff that we have disclosed the risks that our corporate structure and being based in or having the majority of operations in China poses to investors in the overview under item 3. We also disclosed significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the overview and acknowledged any risks that any actions by the Chinese government to exert more oversight and control over offerings under “Item 3, Summary of Risks Factors” on page 5.

6)	In an overview under Item 3, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also provide a cross-reference to your related risk factor.

RESPONSE: We note the Staff’s comment under Item 3 in the Form 20-F/A, and in response hereto, respectfully advise the Staff that we have disclosed that neither Huadi nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors and disclosed each permission or approval that Huadi or our subsidiaries are required to obtain from Chinese authorities to operate our business on page 3 and to offer securities to foreign investors in the overview. In addition, we describe the consequences to Huadi and its investors if Huadi or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also provide a cross-reference risk factor to “Risk Factors-Risks Related to Doing Business in China-The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” from pages 21-22.

7)	In an overview under Item 3, please disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We note the Staff’s comment under Item 3 in the Form 20-F/A, and in response hereto, respectfully advise the Staff that we have added our disclosure that our ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the HFCAA if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. We also disclosed that our auditor, TPS Thayer, is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021 in the “Item 3- The Holding Foreign Companies Accountable Act” on page 1.

Risk Factors, page 2

8)	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revied page 1 under “Item 3, Overview- Recent Regulatory Actions by the PRC Government” and page 2 in the Form 20-F/A that on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. We have revised our disclosure to clarify that neither the holding company, nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As of the date of this annual report, our Company and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. We do not believe that our existing business will require such regulatory review. As of the date of this annual report, our Company and its subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. We also disclose the risk that applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Item 10. Additional Information

Exchange Controls, page 84

9)	We note disclosures in the second paragraph on page 86 regarding your VIE in the PRC; however, we note no disclosures throughout your filing that indicate you operate through a VIE structure. Please explain to us and revise your disclosures to address this apparent inconsistency. If accurate, please revise your filing to affirmatively state on page 1 that you do not use a VIE structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the description regarding VIE in the Form 20-F/A and revised our filing to affirmatively state on page 1 that we do not use a VIE structure.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Huadi International Group Co., Ltd.

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer

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